April 5, 2006

VIA ELECTRONIC TRANSMISSION

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC  20549-5546

Re:	DaimlerChrysler AG
Form 20-F for the fiscal year ended December 31, 2004
File No. 1-12356

Dear Ms. Blye:

Attached is DaimlerChrysler AG’s response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter dated February 21, 2006 (the “Comment Letter”).

As requested by the Staff, DaimlerChrysler also acknowledges that:

•    the company is responsible for the adequacy of the disclosure in the filings;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•    the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at +49-711-17-92786 if you have any questions regarding the response.

Sincerely,

/s/ ppa. Dr. Peter H. Waskönig	/s/ ppa. Robert Köthner
Dr. Peter H. Waskönig	Robert Köthner
Vice President	Vice President
General Counsel DaimlerChrysler Europe, Africa, Asia	Chief Accounting Officer

M E M O R A N D U M

April 5, 2006

TO:	Cecilia D. Blye
Securities and Exchange Commission

FROM:	DaimlerChrysler AG

	Re:	DaimlerChrysler AG
Form 20-F for the fiscal year ended December 31, 2004
File No. 1-12356

We are responding to the comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”), dated February 21, 2006 (the “Comment Letter”), relating to Sudan.

Comment:              We note that your apparent self-description on the website www.business-africa.com states that your dealerships serve customers in all African countries, including Sudan. We note an August 2004 press report that a Mercedes vehicle was displayed at an international trade fair in Sudan. In light of the fact that Sudan is identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please describe for us your operations and/or contacts in Sudan, including operations and/or contacts of subsidiaries, affiliates and related entities. Your response should discuss the amount of revenue derived from the operations and/or contacts; any potential military uses of products or services provided; the materiality to you of the operations and/or contacts in Sudan; and your view as to whether those operations and/or contacts individually or in the aggregate with operations and/or contacts in Iran and Syria constitute a material investment risk for your security holders. In addressing materiality and investment risk, please provide both your conclusions and your underlying analysis.

Response:  DaimlerChrysler does not maintain any operations in Sudan, either directly or through any of its subsidiaries or affiliates. It also does not hold, directly or indirectly, an interest in any Sudanese entity.

DaimlerChrysler’s limited contacts in Sudan can be summarized as follows(1):

•              We export Mercedes-Benz vehicles (passenger cars, trucks, vans and buses) and automotive parts to a privately held Sudanese company under a wholesale distribution

(1)     In March 2006, we completed the sale of our off-highway diesel engine business. As a result, we have not examined whether that business had any operations, contacts or sales in Sudan.

agreement that restricts resales to transactions within Sudan.Our subsidiary, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) exports Mitsubishi Fuso commercial vehicles (trucks and buses) through a Japanese trading company to the above-mentioned Sudanese distributor for resale (wholesale and retail) in Sudan. MFTBC also delivers commercial vehicle chassis to the Japanese trading company for completion and subsequent resale in Sudan. Automotive parts are sold to the Sudanese distributor through an unaffiliated Dubai company. All these products are manufactured in, and shipped from, countries other than the United States.

•              Mercedes-Benz vehicles and parts are sold at retail by another privately held Sudanese company from its dealership in Khartoum.

•              We also sell Mercedes-Benz vehicles directly to customers in Sudan from time to time. For example, in 2005 we sold various trucks to the United Nations’ World Food Programme for its mission in Darfur, and sold seven truck tractors and one ambulance to a Sudanese sugar producer, which is partially owned by the government. We are aware that our Sudanese distributor and the above-mentioned retailer sold vehicles to civilian branches and affiliates of the Sudanese government. For example, in 2004, the government purchased various Mercedes-Benz passenger cars from the above-mentioned dealership, and 80 Mitsubishi Fuso garbage trucks were sold during the past two years to Khartoum State.

•              We are also aware that a vehicle body manufacturer in Saudi Arabia which manufactures commercial vehicles based on Mercedes-Benz chassis assembled under our license has sold some of these commercial vehicles to customers in Sudan, including in some cases civilian branches of the Sudanese government. DaimlerChrysler AG holds a 26% minority interest in that company.

•              In 2005, one of our German subsidiaries received approximately Euro 3.7 million for its financial interest in three used Fokker 50 passenger aircraft which were sold to Sudan Airways.

•              We plan to open a vocational training center in Sudan in order to provide young technicians and mechanics with specific practical skills. This project is one of several throughout the world which are supported by DaimlerChrysler and a German government agency in the form of a private public partnership.

•              From time to time, we provide logistical, financial (for example, sponsorships) and other support for Sudanese humanitarian efforts (for example, assistance regarding an AIDS educational program) as well as cultural and sports events.

Sales into Sudan have been immaterial to our consolidated revenues. We sold 61 Mercedes-Benz passenger vehicles and 78 Mercedes-Benz commercial vehicles in 2005 (2004: 24 and 25, respectively) either directly or through our Sudanese distributor. Our revenues from such sales were approximately Euro 14 million in 2005, and approximately Euro 5 million in 2004. In addition, 814 Mitsubishi Fuso trucks and buses were sold to customers in Sudan in 2005 and 330 in 2004 resulting in revenues of approximately Euro 18.5 million in 2005 and approximately Euro 7.1 million in 2004 (2). The Saudi Arabian licensee described above is not part of our consolidated group and, as a result, its revenues are not included in our group revenues (3).

Our sales in Sudan represent only a small fraction of our total revenues and unit sales. As reported in our 2005 annual report on Form 20-F, DaimlerChrysler’s worldwide unit sales of Mercedes Car Group passenger cars were 1,216,800 in 2005 and 1,226,800 in 2004. Worldwide unit sales of commercial vehicles amounted to 824,900 in 2005 and 712,200 in 2004. Our total consolidated revenues were Euro 150 billion in 2005 and Euro 142 billion in 2004.

We do not expect our sales in Sudan to have any material adverse impact on our reputation and share value. In this regard, we have taken the following information into consideration:

•                                          our business activity does not represent a significant source of revenue for the government of Sudan (unlike the oil industry business), rather, our sales into Sudan result in an outflow of funds from Sudan;

•                                          we sell only cars, commercial vehicles, and spare parts in Sudan, not weapons or weapons technology;

•                                          we sell only vehicles manufactured for civilian applications to non-military customers in Sudan, provide no services in connection with converting these civilian products for military use, and are not aware of any such conversions by our customers in Sudan;

•                                          more than 83% of our ordinary shares are held by non-U.S. shareholders;

•                                          the state legislation referenced in the Comment Letter is unlikely to adversely affect our share value since, to our knowledge, U.S. state pension funds, in the aggregate, hold less than one percent (1%) of the total number of DaimlerChrysler ordinary shares outstanding as of December 31, 2005;

•                                          the policies adopted by the colleges and universities referenced in the Comment Letter are unlikely to adversely affect our share value since, to our knowledge, those institutions do not hold a significant number of our shares;

•                                          many European and Asian countries, including our home country Germany, maintain full diplomatic relations with Sudan and encourage commercial and cultural relations;

•                                          we are not aware of any negative impact on the reputation of other non-U.S. auto companies that do business in the United States and in Sudan; and

(2)     Since March 2004, we have consolidated MFTBC's unit sales and revenues with a one-month time lag. Accordingly, our total group revenues and unit sales for 2004 only include eight months of MFTBC's sales and our total revenues and unit sales for 2005 include twelve months of MFTBC's sales, in each case with a one month lag.

(3)     We have been informed that the Saudi Arabian licensee derived revenues of approximately Euro 12 million in 2005 and approximately Euro 13 million in 2004 from sales of commercial vehicles in Sudan.

•              to date, we have seen no evidence to suggest that DaimlerChrysler is likely to suffer significant reputational harm as a result of sales in Sudan in compliance with applicable export laws of Germany, Europe and the United States.

As a result, we do not believe that our limited sales in Sudan will have a significant, sustained negative effect on the company’s reputation and share value. Further, in view of the limited nature of our activities and products sold in Iran and Syria, and comparatively immaterial amount of revenues derived from those sales, all as described in our prior letters, we do not believe that our business in Sudan, taken together with our business in Iran and Syria, constitutes a material investment risk for our security holders.

Comment:              In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets investment in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism; Illinois, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states; and Harvard University, Yale University, Stanford University, Dartmouth College and Amherst College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions. Your analysis should also address the potential impact of your contacts with Iran, and Syria on your reputation and sales in the U.S. and other markets.

Response:  We have taken into account the Staff’s position with respect to evaluations of materiality in preparing this response.

The state legislation and college policies referenced in the Comment Letter are unlikely to have a material adverse impact on our share price since the overwhelming majority of our ordinary shares (more than 83%) are held by non-U.S. shareholders.

We also note that, according to publicly available information (Schedule 13F filings) compiled by a third party information provider, Thomson Financial Services, the public pension funds of the above-referenced states reported owning less than one percent (1%) of our ordinary shares outstanding as of December 31, 2005. In fact, such information indicates that U.S. state pension funds and the above-referenced universities and colleges in the aggregate held less than one percent (1%) of our shares outstanding as of that date. We do not know the extent to which outside investment managers engaged by such funds may hold some of our shares on their behalf.

Even if U.S. state pension and college investment funds held a more significant number of DaimlerChrysler shares, and even if the legislation and policies referenced above became more prevalent, we do not believe that divestment of DaimlerChrysler shares would be required or warranted by those institutions that are permitted to conduct a prudent-investor analysis of global security risk based on the nature of our sales and limited business contacts in Sudan, Iran and Syria.